ARKEMA

RECEIVED

March8th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

07021748

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Press release : "Arkema increases by 10% hydrogen peroxide production capacity at its Jarrie site, France"

ARKEMA

Press release

Communiqué de presse

Paris, March 8th, 2007

Arkema increases by 10% hydrogen peroxide production capacity at its Jarrie site, France

The world's third leading hydrogen peroxide producer, Arkema is launching a major expansion plan at its Jarrie facility (Isère - France) in 2007. Overall investments of some € 7 million will help enhance the plants' reliability and increase commercial grade hydrogen peroxide production capacity by 10% to 115,000 metric ton per year, therefore consolidating the site's long-term competitive position.

"*This development plan will rank the Jarrie facility among world leading sites, and will allow us to meet growing demand in Europe from our main customers in the paper pulp and paper bleaching, chemical synthesis, detergence, agro-food and electronics markets*", stated Marie-Pierre Chevallier, Vice President of Arkema's Hydrogen Peroxide Business Unit.

The project is part of a global plan to consolidate the Jarrie facility's hydrogen peroxide activity by improving its competitiveness and reliability, while also reducing its energy consumption and global impact on the environment.

Jarrie is one of Arkema's two hydrogen peroxide plants in Europe, with the other in Leuna, Germany. Arkema operates a further three hydrogen peroxide production facilities around the world, in North America (Memphis, Tennessee, US, and Bécancour, Canada), as well as in China (Wujing / Shanghai) with ASHP (Arkema Shanghai Hydrogen Peroxide), a joint venture with Shanghai Coking, where production capacity is currently being doubled.

Arkema's global hydrogen peroxide production capacity will reach 400,000 metric ton/year by mid-2008.

Hydrogen Peroxide is used for its oxidizing properties in many applications, including paper and textile bleaching, detergence, and effluent treatment. It is also a key product in many other sectors, namely electronics, agro-food, and pharmaceuticals.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieved sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACT :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com

END